UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number 0-31613
NOTIFICATION OF LATE FILING
(Check One): ☐     Form 10-K     ☐     Form 20-F     ☐     Form 11-K     ☒     Form 10-Q     ☐     Form N-SAR

For Period Ended:	September 30, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Full Name of Registrant:
WebSideStory, Inc.

Former Name if Applicable:
Not Applicable

Address of Principal Executive Office (Street and Number):
10182 Telesis Court, 6th Floor

City, State and Zip Code
San Diego, California 92121

PART II — RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
     WebSideStory, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (the “September Form 10-Q”) in a timely manner without unreasonable effort and expense in light of the circumstances described below.
     On November 2, 2005, the chief executive officer and chief financial officer of the Company and the Audit Committee of the Company’s Board of Directors (the “Audit Committee”), concluded that (i) the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2005 (the “Form 10-K”) and its unaudited consolidated financial statements included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005 filed with the SEC on May 6, 2005 and August 12, 2005, respectively (the “Form 10-Qs”), should be restated to correct for an error in the Company’s accounting treatment of a sublease; and (ii) the above mentioned consolidated financial statements included in the Form 10-K and Form 10-Qs should no longer be relied upon. The Company’s executive officers and Audit Committee discussed this restatement with the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP.
     The restatement adjustments resulted from an error in the Company’s accounting treatment of a sublease under the Company’s lease for its headquarters building in San Diego, California. Historically, the Company had recorded rental expense under the building lease on a straight-line basis over the lease term (as defined by Statement of Financial Accounting Standards No. 13, Accounting for Leases), resulting in a consistent rental expense each period. The sublease in question was entered into in 2001, was amended in 2003, and expires at the end of 2006. From the time that the Company first entered into the sublease in 2001, it had recorded its rental expense net of sublease income for each period over the term of the sublease. Both the rental expense under the building lease and the sublease income were fully disclosed in the Company’s prior financial statements.

     Under Financial Accounting Standards Board Technical Bulletin 79-15, Accounting for Loss on Sublease Not Involving the Disposal of a Segment and Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit of Disposal Activities, the Company should have recorded an expense and a liability related to the projected shortfall between the Company’s rent obligation under its headquarters lease and the rental income to be received over the term of the sublease in question. The table below summarizes the adjustments to rental expense per fiscal year that are required to effect this change in accounting for the sublease, during the period from inception of the sublease in 2001 through the second quarter of 2005. The adjustments to correct this error result in greater rental expense and reduced net income to the Company in 2001 and 2003, and reduced rental expense and increased net income to the Company in 2002 and for the years 2004 through 2006. In connection with this restatement, the Company intends to record in 2004 certain expenses incurred in 2004 that were not recorded until 2005. All numbers are in thousands, except earnings per share (“EPS”) data.

	2001	2002	2003	2004	Q1-Q2 2005
Sublease related charge	$(590)	—	$(410)	—	—
Sublease portion of rental expense previously recorded in the financial statements	105	204	190	177	85.5
Adjustment to rental expense to be recorded in restated financial statements	(485)	204	(220)	177	85.5
Impact on basic EPS	(0.13)	0.05	(0.05)	0.02	—
Impact on diluted EPS	(0.13)	0.05	(0.05)	0.02	—
     Due to this decision to restate previously issued financial statements, the Company has been reviewing the necessary restatement adjustments to its financial statements for the affected periods and has been working diligently to prepare its financial statements for the quarter ended September 30, 2005 for inclusion in the September Form 10-Q, as well as the restated financial statements to be included in the Company’s amended periodic reports. While the Company has been working diligently, the process of reviewing and preparing this information has taken a considerable amount of time, as the Company works to complete this process and to ensure that its financial statements accurately reflect all necessary adjustments. The Company expects that it will complete this process in the near future.
     Although the Company has not yet been required to assess and report on the effectiveness of its internal control over financial reporting, when the Company files its September Form 10-Q and its amended reports on Form 10-K/A and Form 10-Q/A, it expects to report the existence of a material weakness in the Company’s internal control over financial reporting related to the application of lease accounting principles and staffing levels in the Company’s accounting and financial reporting department. The Company is working to remediate this material weakness and will perform additional analyses and other procedures to ensure that the consolidated financial statements to be included in the September Form 10-Q and the Forms 10-K/A and 10-Q/A are fairly presented, in all material respects, in accordance with accounting principles generally accepted in the United States of America.

IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Thomas D. Willardson	(858) 546-0040

(Name)	(Area Code)(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     The Company generated revenues of $11,337,000 for the quarter ended September 30, 2005, an increase of approximately 98% over the $5,735,000 reported for the same period in 2004. The revenues for the third quarter of 2005 included revenues attributable to the business of Atomz (Avivo Corporation) which the Company acquired in May 2005. The Company achieved 58% revenue growth for the combined WebSideStory and Avivo Corporation for the third quarter of 2005, as compared to the pro forma combined revenues of the two separate companies for the third quarter of 2004.
     The Company earned net income of $1,813,000 for the third quarter of 2005, compared to net income of $657,000 for the third quarter of 2004. Net income for the third quarter of 2005 included stock-based compensation expenses of $219,000 and amortization of intangibles of $582,000. Net income for the third quarter of 2004 included stock-based compensation expenses of $193,000 and no amortization of intangibles.
     For more detailed information regarding the Company’s financial results for the quarter ended September 30, 2005, please see the press release dated November 2, 2005, as furnished to the SEC with the Company’s Current Report Form 8-K on November 8, 2005.
WebSideStory, Inc.

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 14, 2005	By:	/s/ THOMAS D. WILLARDSON
Thomas D. Willardson
Chief Financial Officer